Filed by Fortive Corporation pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Fortive Corporation Commission File Number: 001-37654

The following document was distributed to employees of Kollmorgen, Thomson, Portescap and Jacobs Vehicle Systems on August 27, 2018.

August 27, 2018

Fortive Equity Plan Participants Joining Altra

As we get closer to our transaction with Altra Industrial Motion, I want to share more details about the treatment of your Fortive equity awards. As previously communicated, our goal is to ensure the value of your Fortive Equity is maintained while providing you an opportunity to participate in the long-term growth of Altra.

Until the transaction closes, your Fortive Stock Options and Restricted Stock Units (RSUs) will continue to vest under existing terms and conditions. Upon joining Altra following the close of the transaction, the value of your cancelled unvested Fortive Stock Options and RSUs will be replaced by Altra with awards of comparable value and with a vesting schedule that is substantially the same.

Details of the treatment of each component of your Fortive equity is provided below. In addition, an illustrative example is attached for your reference

Fortive Stock Options that are vested on or prior to close (Vested Options):

•	Vested Options may be exercised up until the close (or until the scheduled expiration date of the option, if earlier)

•	Following the close, you will have 90 days to exercise vested Options (or until the scheduled expiration date of the option, if earlier)

•

Vested Options that have not been exercised prior to their expiration date will automatically be exercised on their expiration date. Auto exercise will result in you receiving the net shares deposited into your account.

Fortive Stock Options that are unvested at the time of close (Unvested Options)

•	Options that remain unvested at the time of close will be cancelled and their value (“Cancelled Option Value”) will be determined as follows:

•	Cancelled Unvested Options granted prior to February 1, 2018

o	We will calculate the Volume Weighted Average Price (VWAP) of Fortive shares based on the average price over the 20 day trading period ending on the last day prior to close.

o	The Value to be replaced equals VWAP minus the exercise price of each option times the number of Unvested Options

•	Cancelled Unvested Options granted after February 1, 2018

o	Value to be replaced is equal to the grant value of the Option award communicated to you in your Total Rewards Statement earlier this year.

Fortive Restricted Stock Units (RSUs) that are Unvested at the time of Closing (Unvested RSUs)

•	RSUs scheduled to vest before the close will continue to vest, with the corresponding shares of Fortive stock distributed to you in accordance with their terms.

•	RSUs that would otherwise vest after the close will be cancelled at close and their value (“Cancelled RSU Value”) will be determined as follows:

o	The VWAP of Fortive Shares times the number of cancelled Unvested RSUs.

How Altra will replacement Awards

•

Altra will grant you Restricted Shares or RSUs with a value equal to the sum of your “Cancelled Option Value” and “Cancelled RSU Value” divided by the Volume Weighted Average Price (VWAP) of Altra Industrial Motion Stock for the 20 day trading period ending on the last day prior to close (rounded up to the nearest whole share).

•	Altra Replacement Awards will be granted within 30 days of the close and will be subject to the terms and conditions of the Altra equity plan and an award agreement with Altra.

•

The vesting schedule for the Altra Replacement Award will be substantially the same as the vesting schedule of the corresponding cancelled Unvested Options or RSUs, or such earlier or later vesting date that is consistent with a regular vesting date under the Altra equity plans (but in no event any later than 30 days after the applicable vesting date of the corresponding cancelled Fortive equity award).

In general, Altra Replacement Awards will be in the form of restricted shares or RSUs. However, in limited circumstances Altra may instead issue Altra Replacement Awards in the form of cash-settled restricted stock units or fixed cash awards. Cash may also be used if the vesting period of the Altra Replacement Award at the time of the grant would be less than 6 months. If these scenarios occur, we will promptly send you a communication.

We will continue to update you along the way on important changes that could impact you. In the meantime, if you have any questions, please reach out to your HR business partner or president or send an e-mail to compensation@fortive.com.

Best regards,

Patrick Murphy

Senior Vice President

Fortive Corporation

Assumptions

Fortive 20 day Volume Weighted Average Price	$80.00	Altra 20 day Volume Weighted Average Priced	$40.00

Calculated over the 20 trading days prior to the close

Value of Options - A								Value of RSUs - B
Option Value Calculation - Grants Prior to Feb. 1 2018								RSU Value Calculation
Value to be replaced = ($80 - Exercise Price) × cancelled unvested options Note - 2018 Grant replaced at Grant Value								Value to be replaced = $80 × cancelled unvested RSUs
Grant Date	Unvested Options	Exercise Price	In The Money Value	Grant Value	Replaced Value			Grant Date	Unvested RSUs				Replaced Value

2/22/2018	1000	$76.68	$3,320	$25,560	$25,560			2/22/2018	333				$26,667
2/23/2017	800	$57.26	$18,192		$18,192			2/23/2017	267				$21,333
2/24/2016	600	$42.55	$22,470		$22,470			2/24/2016	200				$16,000
2/24/2015	400	$42.47	$15,012		$15,012			2/24/2015	133				$10,667
2/24/2014	200	$37.36	$8,528		$8,528			2/24/2014	67				$5,333

Total Optional Value to be replaced = A					$89,762			Total RSU Value to be replaced = B					$80,000

A + B Equals the Total Replaced Value - C								Total Replaced Value ÷ Altra Share Price = Restricted Shares
Grant Date					Replaced Value	Assumed Altra Motion 20 VWAP-C		Shares Altra Restricted Stock D/C	Vesting Schedule
									Within 30 days of original vesting date
									2019	2020	2021	2022	2023
2/22/2018					$52,227	÷	$40	1306	261	261	261	261	262
2/23/2017					$39,525	÷	$40	989	247	247	247	248
2/24/2016					$38,470	÷	$40	962	320	321	321
2/24/2015					$25,670	÷	$40	642	321	321
2/24/2014					$13,861	÷	$40	347	347

Total Value to be replaced (A+B) = C					$169,762			1496	1496	1150	829	509	262

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of Fortive Corporation (“Fortive”), Stevens Holding Company, Inc. (“Newco”) or Altra Industrial Motion Corp. (“Altra”). In connection with the proposed transaction, Newco filed a registration statement on Form S-4/S-1 containing a prospectus and Altra filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the “SEC”), in each case on May 8, 2018. In addition, Altra has filed a definitive proxy statement on Schedule 14A with the SEC on August 6, 2018. Each of Altra and Newco have filed amendments to the registration statements. Investors and security holders are urged to read the registration statements and Altra’s definitive proxy statement and any further amendments to these filings when they become available as well as any other relevant documents to be filed with the SEC when they become available because such documents contain or will contain important information about Altra, Fortive, Newco and the proposed transaction. Altra’s proxy statement, the registration statements and any further amendments to these filings as well as any other relevant documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Such documents can also be obtained free of charge from Fortive upon written request to Fortive Corporation, Investor Relations, 6920 Seaway Blvd., Everett, WA 98203, or by calling (425) 446-5000 or upon written request to Altra Industrial Motion Corp., Investor Relations, 300 Granite St., Suite 201, Braintree, MA 02184, or by calling (781) 917-0527.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Altra. However, Fortive, Altra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Altra in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fortive may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2018 and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on April 16, 2018. Information about the directors and executive officers of Altra may be found in its Annual Report on Form 10-K filed with the SEC on February 23, 2018, and its definitive proxy statement relating to its 2018 Annual Meeting filed with the SEC on March 23, 2018 and its definitive proxy statement relating to the proposed transaction filed with the SEC on August 8, 2018.